Simpson Thacher & Bartlett LLP
425 lexington avenue new york, ny 10017-3954
telephone: +1-212-455-2000 facsimile: +1-212-455-2502
Direct Dial Number (212) 455-3352 (212) 455-7862	E-mail Address kwallach@stblaw.com hui.lin@stblaw.com

June 12, 2023
VIA EDGAR

Taylor Beech Donald Field James Giugliano Lyn Shenk Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington D.C. 20549
Re:    CAVA Group, Inc.
Registration Statement on Form S-1
Filed June 5, 2023
File No. 333-272068
Ladies and Gentlemen:
On behalf of CAVA Group, Inc. (the “Registrant”), we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above-referenced registration statement on Form S-1 (the “Registration Statement”) relating to the offering of shares of the Registrant’s common stock, which amends Amendment No. 1 to the Registration Statement filed on June 5, 2023. The Registration Statement has been revised to reflect an updated range for the expected initial public offering price per share of the Registrant’s common stock, and to reflect certain other changes. In addition, the Registrant has filed certain exhibits with the Registration Statement.
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BEIJING	HONG KONG	HOUSTON	LONDON	LOS ANGELES	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

Securities and Exchange Commission	—	2	—	June 12, 2023

Please do not hesitate to contact Kenneth B. Wallach at (212) 455-3352 or Hui Lin at (212) 455-7862 with any questions you may have regarding this filing.

Very truly yours,
/s/ Kenneth B. Wallach
Kenneth B. Wallach

/s/ Hui Lin
Hui Lin

cc:	CAVA Group, Inc.
Robert Bertram
Skadden, Arps, Slate, Meagher & Flom LLP
Laura A. Kaufmann Belkhayat
Ryan J. Dzierniejko